UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer sells four A-29 Super Tucano aircraft
to a new customer in Africa

  Undisclosed customer will become the sixth operator of the A-29 Super Tucano in the African continent

São José dos Campos, Brazil, December 31st, 2024 – Embraer (NYSE: ERJ; B3: EMBR3) signed today a contract for the sale of four A-29 Super Tucano light attack and advanced trainer aircraft to an undisclosed customer in Africa. These aircraft will perform a wide spectrum of missions such as border surveillance, intelligence, surveillance and reconnaissance (ISR), close air support, counterinsurgency, and advanced flight training.

“The A-29 Super Tucano is an extremely versatile aircraft that is able to carry out the most challenging missions under the most demanding conditions. It is the world leader in its category as it combines a combat-proven track record with advanced technology,” said Bosco da Costa Junior, President and CEO of Embraer Defense & Security.

As a multi-mission aircraft, the A-29 Super Tucano provides great versatility for armed reconnaissance, close air support, light attack, and advanced training missions on a single platform, which exponentially increases the aircraft's availability and operational flexibility. Its robust airframe is capable of operating from unpaved runways in harsh environments. The A-29 Super Tucano is the global leader in its category, with over 290 orders and more than 570,000 flight hours, with 60,000 of those in combat. In 2024, Embraer announced new sales of the Super Tucano to the Portuguese Air Force (A-29N), the Uruguayan Air Force and the Paraguayan Air Force.

For air forces seeking a proven, comprehensive, efficient, reliable, and cost-effective solution on a single platform, coupled with great operational flexibility, the A-29 Super Tucano offers a wide range of missions such as close air support, air patrol, special operations, air interdiction, JTAC, forward air controller (FAC), air and tactical coordinator (TAC), armed ISR, border surveillance, reconnaissance, air escort, basic, operational and advanced training, transition to air superiority fighters, JTAC/LIFT and FAC training.

The A-29 Super Tucano is the most effective multi-mission aircraft in its category, equipped with state-of-the-art technology for precise target identification, weapons systems, and a comprehensive communications suite. Its capability is further enhanced by advanced human-machine interface avionic systems integrated into a robust airframe capable of operating from unpaved runways in austere environments and without infrastructure. Furthermore, the aircraft has a simple maintenance concept, which offers high levels of reliability, availability, and structural integrity with low life cycle costs.

Images:

https://embraer.bynder.com/share/E211F383-C100-47E0-9CBBEB54AF52DE07/

About Embraer

Embraer is a global aerospace company headquartered in Brazil, with businesses in Commercial and Executive Aviation, Defense and Security, and Agricultural Aviation. The

company designs, develops, manufactures, and markets aircraft and systems, providing comprehensive after-sales services and support. Since its founding in 1969, Embraer has delivered over 9,000 aircraft. On average, one Embraer-manufactured aircraft takes off every 10 seconds somewhere in the world, transporting over 150 million passengers annually. Embraer is the leading manufacturer of commercial jets with up to 150 seats and the top exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

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